Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nissay Dowa General Insurance Co., Ltd.
Subject Company: Aioi Insurance Company, Limited (SEC File No. 132-02666)
[English Translation]
1 FY 2008 (fiscal year ended March 31, 2009) Financial Results and Business Plan of Nissay Dowa General Insurance June 11, 2009

2 Section I: Overview of FY 2008 Results Table of contents Section III: FY 2009 Business Plan Section II: Business Combination #ESolvency Margin Ratio ... P11 #EOrdinary Profit and Net Income ... P10 #ENet Investment Income ... P9 #EOutstanding Claims and Reserves ... P8 #EUnderwriting Balance ... P7 #EClaims Paid and Loss Ratio ... P6 #EBreakdown of Net Premiums Written ... P5 #EFinancial Highlights ... P4 #ESignificance for Nissay Dowa ... P15 #EImage of Business Combination ... P14 _____ .... P13 #EObjectives of Business Combination and Vision of Business Group #ESummary of Key Financial Projections ... P28 #EFY 2009 Projections (expense and expense ratio) ... P27 #EFY 2009 Projections (claims paid and loss ratio) ... P26 #EFY 2009 Projections (net premiums written) ... P25 #ECapital Positions and Shareholder Return ... P24 #EInvestment Strategy ... P23 #EBasic Investment Policy ... P22 #EProfitability Improvement Efforts in Voluntary Auto ... P21 #EBusiness Quality Improvement Program ... P20 #ESales Strategy (wholesale market) ... P19 #ESales Strategy (retail and middle market) ... P18 #EFY 2009 Business Plan ... P17

3 Nissay Dowa General ins All rights reserved. Section ‡T Overview of FY 2008 Results

Financial Highlights

NISSAY DOWA

Summary Results

	FY 2007	FY 2008	Changes
Direct premiums written (billion yen)	340.1	346.3	6.1
Growth (%, pt)	▲2.0	1.8	3.8
Net premiums written (billion yen)	318.2	310.9	▲7.3
Growth (%, pt)	▲2.5	▲2.3	0.2
Net claims paid (billion yen)	194.7	191.8	△2.8
Growth (%, pt)	4.2	△1.5	△5.7
Loss ratio (%, pt)	66.4	67.4	1.0
Expense ratio (%, pt)	33.5	34.6	1.1
Combined ratio (%, pt)	100.0	102.0	2.0
Net interest and dividends (billion yen)	19.4	15.5	▲3.9
Net investment income (billion yen)	30.1	▲3.4	▲33.5
Ordinary profit and loss (billion yen)	12.4	▲16.8	▲29.3
Extraordinary profit and loss (billion yen)	▲1.7	6.1	7.8
Net income (billion yen)	6.4	▲6.7	▲13.1

		FY 2007	FY 2008	Changes
Excluding CALI (compulsory automobile liability insurance)	Direct premiums written (billion yen)	305.3	316.8	11.4
	Growth (%, pt)	▲1.2	3.7	4.9
	Net premiums written (billion yen)	279.6	280.4	0.7
	Growth (%, pt)	▲2.6	0.3	2.9
	Net claims paid (billion yen)	166.6	164.0	△2.6
	Growth (%, pt)	5.1	△1.6	△6.7
	Loss ratio (%, pt)	64.6	63.8	△0.8
	Expense ratio (%, pt)	35.7	35.8	0.1
	Combined ratio (%, pt)	100.4	99.6	△0.8

- Direct premiums written increased by 1.8% from the previous fiscal year to 346.3 billion yen, net premiums written decreased by 2.3% to 310.9 billion yen, and net claims paid decreased by 1.5% from the previous fiscal year to 191.8 billion yen.
- Excluding compulsory automobile liability insurance, where premium rates were reduced, the key points are the followings.
  - Direct premiums written and net premiums written grew 3.7% and 0.3%, respectively.
  - Net claims paid decreased by 2.6 billion yen and loss ratio fell by 0.8pt. to 63.8%.
  - Expense ratio was 35.8%, almost same as the previous fiscal year. We continued to make investments for business quality improvements.
  - Combined ratio improved by 0.8 pt. to 99.6%.
- Due to the deterioration in the investment environment that arose from the financial market turmoil, net interest and dividend income decreased to 15.5 billion yen, a decline of 3.9 billion yen from FY 2007. Net investment loss was 3.4 billion yen, a decrease of 33.5 billion yen from the previous fiscal year.
- As a result, we recorded an ordinary loss of 16.8 billion yen and net income was a loss of 6.7 billion yen, with 6.1 billion yen extraordinary gains mainly from the reversal of price fluctuation reserve.

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Breakdown of Net Premiums Written

NISSAY DOWA

Breakdown by business line

	FY 2007 (billion yen)	FY 2008 (billion yen)	Changes (billion yen)	YoY (%)
Fire	44.2	47.0	2.8	6.5
Marine	5.4	5.4	▲0.0	▲1.3
Personal Accident	29.9	29.1	▲0.7	▲2.7
Voluntary Automobile	159.9	158.8	▲1.0	▲0.7
CALI	38.5	30.5	▲8.0	▲21.0
Miscellaneous	40.1	39.9	▲0.1	▲0.3
Total	318.2	310.9	▲7.3	▲2.3
Excluding CALI	279.6	280.4	7.0	0.3

Breakdown by channel

	FY 2008 (billion yen)	Changes (billion yen)	YoY (%)
Nippon Life	62.4	4.0	6.8
Corporates	83.1	12.6	17.9
Professional agents	88.0	0.4	0.5
Banks	20.9	▲ 0.8	▲3.5
Auto dealers	18.2	▲ 2.6	▲12.4
Auto repair shops	34.9	▲ 4.4	▲11.2
Miscellaneous	37.8	▲ 3.0	▲7.2
Total	345.4	6.3	1.9

※ Premiums written

- Breakdown of net premiums written by business line.
  - •Fire: Despite a decrease in premiums from bank channels, we achieved a 6.5% increase due to significant increase in sales by the corporate channel.
  - •Marine: Net premiums written decreased by 1.3% due to the slowdown in the movement of goods in the second half of the fiscal year.
  - •Personal accident: While sales of products for organizations were stable, the effect of the revised premium rates (August 2007) contributed to a drop of 2.7%.
  - •Voluntary automobile: With the large downturn in the market, although the number of insured automobiles increased, net premiums written decreased 0.7% as a result of declines in premiums per policy.
  - •CALI: The effect of the April premium rate downward revision resulted in a 21.0% drop.
  - •Miscellaneous: Decreased premiums from aviation insurance and comprehensive real estate insurance led to a decrease in net premiums written of 0.3%.

Voluntary Automobile Insurance

	FY 2007	FY 2008
Change in pemiums (%)	▲1. 1	+0. 3
Change in number of automobiles (%)	+0. 6	+2. 7
Change in premiums per policy (%)	▲1. 7	▲2. 4

※Non-fleet (based on sales)

- Breakdown of premiums by channel
  - •Premiums from Nippon Life channel increased by 6.8%. These staff have firmly incorporated non-life insurance activities into the "activities for verifying contract contents" that are used for life insurance. The corporate sales channel, where we are jointly developing with Nippon Life, recorded a significant increase in premiums of 17.9%.
  - •Quality improvement efforts have led to improved productivity, with professional agents channel securing an increase in premiums.
  - •Premiums from banks, auto dealers, and the other channels declined due to the large impact of the deterioration in the economic environment and the CALI premium rate downward revision.

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6 64 .0% 65 .0% 66 .0% 67 .0% 68 .0% 69 .0% 70 .0% ,g16 ,g17 ,g18 ,g1 9 ,g20 Claims Paid and Loss Ratio Loss ratio by business line (%) Changes pt (%) Changes pt Fire (exclude earthquake) 50.7 #¢5.3 47.5 #¢3.2 Marine 67.2 11.6 51.6 #¢15.6 Personal Accident 57.4 0.3 59.6 2.2 Automobile 77.1 4.3 73.6 #¢3.5 Miscellaneous 57.8 #¢4.9 60.0 2.2 Total 68.2 1.3 65.8 #¢2.4 FY 2007 FY 2008 E/I based loss ratio (Total) ? Claims paid and loss ratio by business line (written base) #EDue to the significant decrease in the impact arising from additional incidental claims payments and a decrease in large claims payments, claims paid for voluntary automobile insurance decreased by 3.9% from the previous fiscal year. #EAs a result, loss ratio for voluntary automobile insurance decreased by 1.7 pt. #ETotal loss ratio for all business lines excluding CALI decreased by 0.8 pt. ? E/I based loss ratio by business line #EFire: Decreased by 3.2 pt. due to a drop in claims paid, as a result from a decrease in natural disasters. #EVoluntary automobile: Decreased by 3.5 pt. due to an abatement of the impact of the increase in the IBNR reserve, which is calculated based on statistical methods. E/I based loss ratio by business line 65.8% 68.2% 66.9% 65.0% 69.4% Claims paid by business line FY 2007 #ibillion yen#j #ibillion yen#j Changes #ibillion yen#j YoY (%) Fire 17.1 17.5 0.4 2.4 Marine 2.6 2.9 0.3 14.1 Personal Accident 16.5 15.3 #¢ 1.1 #¢7.1 Voluntary Automobile 108.9 104.7 #¢ 4.2 #¢3.9 CALI 28.0 27.7 #¢ 2.0 #¢0.9 Miscellaneous 21.3 23.3 1.9 9.1 Total 194.7 191.8 #¢ 2.8 #¢1.5 Excluding CALI 166.6 164.0 #¢ 2.6 #¢1.6 FY 2008 FY 2007 FY 2008 (%) Changes pt (%) Changes pt Fire 40.6 #¢5.3 39.0 #¢1.6 Marine 50.5 #¢4.8 57.7 7.2 Personal Accident 60.3 15.4 58.2 #¢2.1 Voluntary Automobile 74.9 5.7 73.2 #¢1.7 CALI 79.5 1.1 99.9 20.4 Miscellaneous 55.5 5.0 60.6 5.1 Total 66.4 4.4 67.4 1.0 Excluding CALI 64.6 4.9 63.8 #¢0.8 Nissay Dowa General ins All rights reserved. 2004 2005 2006 2007 2008

Underwriting Balance

NISSAY DOWA

Underwriting balance/Combined ratio

	FY 2007 (%)	FY 2008 (%)	Changes pt
Loss ratio	66.4	67.4	1.0
Excluding CALI	64.6	63.8	△0.8
Expense ratio	33.5	34.6	1.1
Excluding CALI	35.7	35.8	0.1
Combined ratio	100.0	102.0	2.0
Excluding CALI	100.4	99.6	△0.8
Underwriting balance	0.0	▲2.0	▲2.0
Excluding CALI	▲0.4	0.4	0.8

Operating expenses

(billion yen)	FY 2007	Changes	FY 2008	Changes
Operating and general administrative expenses on underwriting	53.4	3.3	54.3	0.9
Personnel expenses	21.5	△ 0.3	22.7	1.1
Non-Personnel expenses	29.5	3.8	29.4	△ 0.1
Tax and contributions	2.2	△ 0.1	2.1	△ 0.0
Agency Commissions and brokerage	53.2	△ 2.1	53.3	0.0
Total	106.6	1.2	107.7	1.0

- Underwriting balance

•Despite efforts to reduce expenses, operating expenses increased by 0.9 billion yen over the previous fiscal year due to continued expenditure for business quality improvements, which primarily consisted of an increase in personnel expenses and system investment.

•As a result, excluding CALI, expense ratio rose by 0.1 pt., loss ratio decreased by 0.8 pt., and underwriting balance ratio improved by 0.8 pt. to 0.4%.

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8 Outstanding Claims and Reserves ? Outstanding claims #EProvisions in all business lines decreased by 5.1 billion yen from the previous fiscal year to 1.8 billion yen. #EProvisions in fire insurance decreased by 1.2 billion yen to 0.6 billion yen, as a result of the fact that there had been a sudden spike in the number of fires during the previous fiscal year. #EProvisions in voluntary automobile insurance was 0.9 billion due to the abatement of the impact of the statistical IBNR. ? Catastrophe loss reserve #ETotal reserve ratio in all business lines was 40.8%, and the reserve increased by 2.0 billion yen from the end of the previous fiscal year to 113.9 billion yen. #EWe have completed as planned the provisions for catastrophic loss reserves in fire insurance, which was required to balance up to estimated claim payments on the basis of 70 year test by the end of FY 2008. Outstanding claims FY 2007 FY 2008 #i100 mn yen#j Changes Fire 19 6 #¢12 Marine 8 #¢2 #¢10 Personal Accident #¢5 7 13 Voluntary Automobile 42 9 #¢33 CALI #¢1 #¢2 0 Miscellaneous 6 #¢0 #¢7 Total 70 18 #¢51 Catastrophe loss reserve (Total) 90 100 110 120 130 25% 29% 33% 37% 41% 45% #c#,#Ï—§—¦ #ibillion yen#j 40.2% 110.1 111.9 38.5% 40.8% 113.9 FY 2006 FY 2007 FY 2008 Catastrophe loss reserve (Fire) 30 40 50 60 30% 50% 70% 90% 110% 130% #c#,#Ï—§—¦ 43.5 51.0 55.1 92.8% 117.8% 119.4% #i#“#j FY 2006 FY 2007 FY 2008 Fire 92.8 117.8 119.4 Marine 152.3 142.9 148.5 Personal Accident 55.6 53.4 54.7 Voluntary Automobile 14.4 10.3 8.1 Miscellaneous 44.1 51.5 55.2 Total 38.5 40.2 40.8 7 . 0 1 . 8 1 2 . 6 0 5 10 15 #ibillion yen#j Outstanding claims (total) 2006 2007 2008 #yOutstanding claims by business line#z Reserve ratio of catastrophe loss reserve Nissay Dowa General ins All rights reserved. FY 2006 FY 2007 FY 2008 #ibillion yen#j Reserves Reserve ratio Reserves Reserve ratio

Net Investment Income

Net investment income and unrealized gains/losses on securities

(billion yen)	FY 2007	FY 2008	Changes
Interest and dividends	28.5	23.8	▲4.6
Investment profits for saving type insurance policy	▲9.0	▲8.3	0.7
Net interest and dividends	19.4	15.5	▲3.9
Gains and losses on sales of securites	18.1	5.7	▲12.3
Foreign bonds	5.3	▲2.8	▲8.1
Valuation losses on securities	▲0.7	▲19.0	▲18.3
Others	▲6.7	▲5.7	1.0
Net investment income	30.1	▲3.4	▲33.5

- Net investment income

•With the drastic investment environment worsening, net investment income for FY 2008 was a loss of 3.4 billion yen, a decrease of 33.5 billion yen from the previous fiscal year.

(1) Interest and dividend income decreased by 4.6 billion yen due to the decrease in balance of foreign bonds and the decrease of interest income from foreign bonds resulting from the appreciation of yen.
(2) Gains on the sale of securities decreased by 12.3 billion yen due to factors including a decrease in gains on the sale of foreign bonds.
(3) Valuation losses on securities increased by 18.3 billion yen.

- Unrealized gains on securities

•43.8 billion yen, a 123.6 billion yen decrease from the end of FY 2007.

Breakdown of interest and dividends

(billion yen)	FY 2007	FY 2008	Changes
Yen-based bond	4.0	4.4	0.3
Domestic stocks	6.8	7.3	0.5
Foreign currency bond	12.2	8.5	▲3.6
Serucities	2.1	0.9	▲1.1
Loans	0.9	0.8	▲0.1
Land and buildings	0.8	0.8	▲0.0
Others	1.5	0.9	▲0.5
Total	28.5	23.8	▲4.6

Valuation losses on securities

(billion yen)	FY 2007	FY 2008	Changes
Stocks	▲0.7	▲10.4	▲9.7
Foreign securities	▲0.0	▲1.9	▲1.9
Others	-	▲6.5	▲6.5
Total	▲0.7	▲19.0	▲18.3

Unrealized gains/losses

(billion yen)	FY 2007	FY 2008	Changes
Domestic bonds	4.6	1.6	▲2.9
Stocks	165.0	57.9	▲107.0
Foreign securities	▲2.1	▲16.8	▲14.6
Others	▲0.0	0.9	1.0
Total	167.5	43.8	▲123.6

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10 Ordinary Profit and Net Income 0.1 -8.4 9.2 10.7 11.7 9.6 12.4 -18 -16.8 -13 -8 -3 2 7 12 -4.3 5.5 5.0 7.3 6.4 -6.7 4.1 6.2 -8 -6 -4 -2 0 2 4 6 8 Ordinary profit Net income ? As a result of the aforementioned, ordinary loss was 16.8 billion yen. ? Because of the large valuation losses on securities, 6.4 billion yen of price fluctuation reserve was reversed. We recorded an extraordinary gain of 6.6 billion yen. ? Net income was a loss of 6.7 billion yen. Due to the decline in the Japanese stock market, this is the first time we have recorded a net loss since FY 2002, when we wrote off a large amount of securities. 2001 2002 2003 2004 2005 2006 2007 2008 #ibillion yen#j Nissay Dowa General ins All rights reserved. 2001 2002 2003 2004 2005 2006 2007 2008 #ibillion yen#j

Solvency Margin Ratio

Trend of solvency margin ratio


1200%
1000%
800%
600%
1,152.8%
1,052.1%
855.1%

	FY 2006	FY 2007	FY 2008
(A) Total Amount of Solvency Margin (billion yen)	632.8	509.1	386.1
Catastrophe loss reserve	129.5	132.2	135.3
Unrealised gains and losses on securites	289.6	150.6	39.3
Unrealized gains and losses on land	5.0	13.0	20.1
(B) Total Amount of Risks (billion yen)	109.7	96.7	90.3
Asset management risks	56.3	43.7	32.5
Catastrophe risks	46.9	45.4	48.0
Solvency Margin Ratio (%) [(A)/{(B)×1/2}]×100	1,152.8	1,052.1	855.1

- The solvency margin ratio dropped 197.0 pt. from the end of the previous fiscal year to 855.1%, because of the decrease in unrealized gains on securities and other factors. However, our solvency margin ratio remains in the top class of the industry.

Nissay Dowa General ins All rights reserved.

12 Nissay Dowa General ins All rights reserved. Section II Business Combination

13 Objectives of Business Combination and Vision of Business Group Our goal is to create through the business combination of the three companies a world leading insurance and finance group with global operations. Nissay Dowa General Insurance Co., Limited, Aioi Insurance Company, Limited, and Mitsui Sumitomo Insurance Group announced on January 23, 2009 that the three companies had agreed to commence discussions towards a business combination. Nissay Dowa General Insurance Co., Limited, Aioi Insurance Company, Limited, and Mitsui Sumitomo Insurance Group announced on January 23, 2009 that the three companies had agreed to commence discussions towards a business combination. ? The strong operational base centered on the Mitsui Group and the Sumitomo Group ? Wide-ranging domestic and overseas businesses centering on the domestic non-life insurance business (life insurance, overseas, financial services, risk-related businesses, etc.) ? A business foundation that leverages the overall capabilities of the Group ? The strong operational base of the Nippon Life Insurance group ? Growth ability that is among the top in the industry through the cultivation of business with individuals and small & medium-sized companies through Nippon Life Insurance Company’s sales staff, as well as through development of business with large companies, financial institutions, and government agencies through collaboration with Nippon Life Insurance Company. ? The strong operational base of the Toyota group ? A high level of profitability from automobile insurance centering on the Toyota market ? Ability to develop retail market on local basis and high quality claim services Nissay Dowa General ins All rights reserved. 3 companies’ strengths AIOI Target image of the corporate group Strategic Investment of Resources Continuous Growth Cycle Maximization of Support from Stakeholders ? Improvement in the level of customer and agency satisfaction ? Improvement in employee motivation Establish Business Combination OOppttimimizizaattioionn ooff SSyynneerrggieiess EExxeerrccisisee ooff EEccoonnoommieiess ooff SSccaalele Improvement in Profitability Expansion of Investment Capacity Pursue High Quality Products and Services and Best Practices ? Investment of resources toward the improvement of products and services ? Investment toward improvements in the expansion of the sales network and sales capability ? Active business investment in growth areas ? Increase of shareholder returns ? Contribution to the social and global environment

14 Image of Business Combination (Name TBD) Holding Company (Name TBD) Mitsui Sumitomo Insurance Mitsui Sumitomo Insurance Merged company * (Name TBD) Merged company * (Name TBD) Progress of Business Alliance Diagram of the planned business combination Nissay Dowa General ins All rights reserved. The three companies aim to implement the business combination in April 2010 by way of a holding company structure. The three companies also aim to implement the merger between Nissay Dowa General Insurance and Aioi Insurance on the same day as the business combination. Pursue Group Synergies Mitsui Sumitomo Kirameki Life Insurance Mitsui Sumitomo Kirameki Life Insurance Life insurance company * (Name TBD) Life insurance company * (Name TBD) xxxxxx ? Jointly establish and expand global businesses and new areas of business - Aim to expand and enhance the overseas business network through the alliance and the integration of the Group’s offices, and provide products and services globally to the customers of the three companies. ? Share various critical systems and server systems - Aim to achieve a fundamental reorganization of the current systems and begin contemplating the joint construction of a new system that will be among the top in the industry. ? Joint use of the risk consulting subsidiaries - We are in the process of considering the joint hosting of seminars and mutual use of paid consulting services provided by risk consulting subsidiaries. ? Joint use of subsidiaries that provide claims handling services - We are in the process of considering the joint use of claims handling services to complement claims handling capacity of each company in various regions. The three companies aim to establish business alliances in the following areas in the near future in pursuit of group synergies. xxxxxx * Company resulting from the merger between Nissay Dowa General Insurance and Aioi Insurance * Current company name is Aioi Life Insurance Co., Ltd. In addition to the areas mentioned above, we aim to move forward with promotion and expansion of business alliances which are expected to have synergy effects.

Significance for Nissay Dowa

We are aiming to contribute to the development of the new group following the planned business combination through the high growth potential and structural soundness of our company, and by further developing our collaboration with Nippon Life.

Current relationship with Nippon Life

Implementation of the Comprehensive Insurance Strategy with Nippon Life

- Since the establishment of Nissay Dowa in April 2001 (formed by merger of Dowa Fire and Marine Insurance and Nissay General Insurance), we have actively carried out a strategy of growth through cooperation with Nippon Life, and achieved such growth that is in the top class of the industry.
- Retail and middle market:

  We develop new individual and small and mid-size corporate business through the Nippon Life sales staff (TS) channel and through collaboration with all the branches and the Metropolitan Area Corporate & Worksite Sales Office of Nippon Life.
- Wholesale market:

  We jointly develop new business in cooperation with the Corporate Relations Management Dept. of Nippon Life.

Plans under consideration for development of the new group

Enhancement of the Comprehensive Insurance Strategy with Nippon Life

- Centered on the Nissay channels, we aim to develop business opportunities by strengthening development support capabilities.
- Discussions are now in progress aimed at making maximum use of the product development capability, marketing capability, and sales and back office support capability of the new group and merged company.
- Aim to improve customer convenience and provide higher quality services.

Broad-ranging expertise of the new group X **Growth potential of the Nissay channels** X **Focused investment of business resources**

Nippon Life has approximately over 10 million individual customers and 225,000 client companies

Premiums through cooperation with Nippon Life: growth since the inception of Nissay Dowa



(billion yen)
(%)
Ratio of business cooperation with Nippon Life*
140
130
120
110
40
38
36
34
36.6%
37.6%
37.8%
39.1%
39.9%
40.6%
40.9%
120.8
141.4
2002
2003
2004
2005
2006
2007
2008

*:Data compiled from Nippon life sales staff (TS) channel, professional agents channel in cooperation with Nippon Life and wholesale channel in cooperation with Nippon Life.

Nissay Dowa General ins All rights reserved.

16 Nissay Dowa General ins All rights reserved. Section III FY 2009 Business Plan

FY2009 Business Plan

Basic Policy	We aim to construct a system for the planned business combination, and aim to achieve growth and quality improvements which will bring the final year of Nissay Dowa to a successful conclusion
Business Combination and Merger	System creation to maximize synergy through — Intensive discussions at special committees in each business area — Business model construction which utilizes the sales power and customer base of the "Nissay channels" that are Nissay Dowa's strengths — Redevelopment of products, operations, and systems to give top priority to improve customer satisfaction
Growth and Quality Improvements	Aim to maintain the No. 1 growth in the industry — Deploy resources toward growth areas (Nissay market and wholesale market) — Enhance sales promotion and development functions for each agent channel Implementation of quality improvements — Sales: Complete quality improvement program for agents — Operations: Complete operational quality improvement program and enhance claim payment system → Improved profitability

- Business plan for FY 2009

We intend to complete preparations and construct a business foundation for the planned business combination and merger.

In addition:

As a company which has accomplished tremendous growth since its establishment in 2001, we intend to continue company-wide efforts aimed at achieving a No. 1 growth rate in the industry and at improving profitability through high-quality business operations.

Premiums written since the launch of Nissay Dowa



(billion yen)
350.0
300.0
250.0
311.2
345.4
2001 → 2008
+34.2 billion yen
Launch of Nissay Dowa
2001
2002
2003
2004
2005
2006
2007
2008

Nissay Dowa General ins All rights reserved.

18 Sales Strategy (retail and middle market) We expect Nissay markets (retail and middle) to continue to show a V-shape recovery. 2006 70 2009 plan 75 <Premiums from Nissay markets> 65 (billion yen) 70.3 73.5 75.1 2007 2008 “LONG” customers 62,000 81,000 (+29.5%) FY 2009 key objectives ? Expansion of new voluntary automobile insurance contracts RReettaaiill maarrkkeett - Further improve sales ability of staffs in initial training period. - Strengthen proposal support by TS instructors* *General staff of our company who provide support to TS staff at NLI branches across Japan - Promote sales of non-life insurance at NLI Life Plaza. ? Renewal of “LONG” long-term voluntary automobile insurance at contract end. - Considerate personal advice from TS Dept. and our staff ? Promotion of cross-selling - Use risk-consulting proposals for specific business types. - Greater weight on evaluations of property contracts from NLI ? Strengthening efforts to acquire new corporate business in urban area - Strategic deployment of Nissay Dowa staff + subsidiary agency staff - Training of candidates for positions as heads of the Nippon Life offices that are in charge of developing integrated general life and non-life insurance business <Retail market> - Construct and maintain a system for promoting development of new cooperative fields. - Strengthen and expand training and support functions - Construct and maintain a system for promoting development of new cooperative fields. - Strengthen and expand training and support functions ((OOrrggaanniizzaattiioonn#j#j Miiddddllee maarrkkeett ? Establish new NLI business promotion dept. specifically for managing the Nissay market. FFYY 22000088 aacchhiieevveemeennttss ? Large increase in “LONG” customers with high contract renewal rates <Middle market> ? Contract verification activities are firmly in place and we see active cooperation with NLI. 2007 2008 Property contracts (fire) 4.25 billion yen 4.94 billion yen (+16.1%) 75.3 2007 2008 We expect key channels centered on professional agents to drive the retail market performance. Nissay Dowa General ins All rights reserved. 2006 85 2009 plan 90 <Premiums from professional agents> 80 87.6 88.0 91.0 88.5 2007 2008 2007 2008 Professional agents #£1.6% 0.5% (0.4 billion y en) NP 14.0% 17.4% (1.9 billion y en) ? Secure higher profits centered on use of NP (New Partner agents)*. ?Professional agents #ECreate and strengthen core agents. - The Core Agent Development G (new) will strengthen sales support and training. #EMake greater use of existing NP (New Partner agents). - Push strongly to make our company the main partner (the primary non-life insurance provider). #ECreation of new preferred agents by leveraging the strengths of TS cooperation, etc. <Premiums comparison with previous year - figures in () are amounts of change> FFYY 22000099 oobbjjeeccttiivveess ffoorr kkeeyy cchhaannnneellss *Agents created or joined following the 2001 merger FFYY 22000088 pprrooffeessssiioonnaall aaggeenntt rreessuullttss ?Automobile dealers #EStrengthen approach to friendly manufacturers using the combined power of the group. #ECarry out a concentrated approach to and support for new clients who were developed during 2007 and 2008. ?Housing manufacturers #EExpand high performance channels centered around medium-sized manufacturers. (billion yen)

Sales Strategy (wholesale market)

NISSAY DOWA

In cooperation with Nippon Life, we intend to work towards the milestone of 100 billion yen in FY 2009.



(billion yen)
(100 mn yen)
Premiums per sales staff
100
80
60
5.0
4.0
3.0
2.0
1.0
0
3.01
3.31
3.47
3.58
3.93
4.21
4.35
4.88
4.95
70.0
77.5
78.7
77.8
78.5
80.4
84.4
97.1
100.5
2001
2002
2003
2004
2005
2006
2007
2008
2009 objective

No. of new clients (cumulative) | 399 companies → 1,868 companies

We intend to leverage group resources in this challenging business environments.

FY2009 environmental factors

[Macroeconomy]
- Global financial crisis, fears of deflation
- Negative GDP growth, sluggish consumer spending
- Continuing strong yen, concerns over low stock prices

[Corporates]
- Sudden decline in corporate results
- Decrease in capital investment, cuts in production, slowdown in distribution
- Personnel cuts, wage reductions, bonus cuts

Sales promotions with Nissay Dowa's strengths
- With the advantages as a non-Zaibatsu insurer, conducts sales promotions with proposals that meet the growing needs to reduce costs in this worsening economic environments.
- Joint marketing with Corporate Relations Management Dept. of Nippon Life (personal insurance field, risk consulting proposals, etc.).

Expansion into growth markets
- Business promotions targeting local governments, incorporated associations, benefit associations, credit card associations, and other entities.
- Strengthen the new business promotion system which provides support for the above. (Establish new Corporate & Affinity Marketing Development Department and reinforce personnel in the corresponding fields.)

Wholesale: by business channel

	FY 2008		
	(billion yen)	Changes	Changes(%)
TOTAL	97.1	12.9	15.4
Fire	23.4	2.6	12.5
Miscellaneous	39.5	10.2	35.0
Personal Accident	11.7	0.7	6.8
Marine	8.0	0.1	1.5
Voluntary Automobile	12.8	▲0.3	▲2.0
CALI	1.6	▲0.5	▲24.3

Wholesale: sales of personal insurance products

	2007 results	2008 results (change)
Total	2.45 billion yen	2.98 billion yen (+530 million yen)
GLTD	1.06 billion yen	1.41billion yen (+350 million yen)
Group medical	1.40 billion yen	1.57 billion yen (+170 million yen)

Wholesale: expansion of client base

	2007 results	2008 results (change)
No. of new corporate clients	219	246 (+27)
No. of new clients in occupational fields	74	110 (+36)

Nissay Dowa General ins All rights reserved.

20 Business Quality Improvement Program We intend to provide high-quality services to meet our customers’ expectations Primary programs from past years #› Strengthen the business management approach. #› Improve solicitation quality and strengthen the management approach. #› Improve the quality of claim payment and other payments, and strengthen the management approach. #› Review product and service system. #› Strengthen the legal compliance approach, to meet the expectations of customers and the society. Insurance Law revisions EEnnvviirroonnmeennttss//bbaacckkggrroouunndd Continuing efforts to restore confidence Customers are expecting ever higher levels of service. Improve operational quality of the agents which serve as our contacts with the customers. ? Fully entrench operations based on the “operation quality standards*”. * 40 quality standards items created to define the actions which must be followed by the agent at each step of insurance solicitation. ? Promote the taking of sales staff qualification renewal exams, product-knowledge exams, and passing to yield further knowledge improvements. ? Achieve improved business efficiency.(Improve the early renewal rate, cashless contract rate, etc.) - Enhanced accountability - Promotion of policyholder protection - Activities for contract verification - Spread of ADR Review of the entire process for solicitation, underwriting, payment. PDCA cycle for follow-up and implementation Nissay Dowa General ins All rights reserved. We intend to improve office work efficiency and standardize contract data input work in order to create time for staff and agents. Achievements #iTarget#j EEnndd FFYY 22000088 Early renewal rate*1 Early renewal rate*1 4455..99%% 5544..55%% EEnndd FFYY 22000099 Cashless contract rate*2 Cashless contract rate*2 Agent online contract input rate*3 Agent online contract input rate*3 6666..88%% 7733..00%% 9933..77%% 9944..77%% Provide high quality service to the customers. Provide high quality service to the customers. *1: Proportion of contracts for which renewal is completed 14 days or more before the contract commencement date. Figures provided by the Business Promotion Division. *2: Proportion of contracts which use bank transfers, wage deductions, and other means of accepting premiums that do not require accepting cash. *3: Proportion of agents which use online systems to input contract data. Figures provided by the Corporate Business Promotion Division. Improve aaggeenntt pprroodduuccttiivviittyy..

21 Profitability Improvement Efforts in Voluntary Auto 69.9 66.4 69.2 74.9 73.2 64.0% 66.0% 68.0% 70.0% 72.0% 74.0% 76.0%2004 2005 2006 2007 2008 Trend of loss ratio (voluntary automobile insurance) 67.3 73.9 72.8 77.1 73.6 62.0% 66.0% 70.0% 74.0% 78.0% 2004 2005 2006 2007 2008 FY 2008 improvement factors and structural factors ? Premium rate revisions (avg. 2.6% increase) for profitability improvements ? Enhanced services for preferred customers - Expanded discounts for gold license drivers. - Revised discounts for long-term contracts - Set max. tow-truck distance to 100 km (“PITATTO-KUN”). ? Product simplifications - Eliminated discounts for safety systems. - Revised optional coverage for legal expense. ? Premium rate revisions (avg. 2.6% increase) for profitability improvements ? Enhanced services for preferred customers - Expanded discounts for gold license drivers. - Revised discounts for long-term contracts - Set max. tow-truck distance to 100 km (“PITATTO-KUN”). ? Product simplifications - Eliminated discounts for safety systems. - Revised optional coverage for legal expense. Key measures for improvements Overview of June 2009 product changes E/I based loss ratio in voluntary auto ? Price factors Due to the characteristics of the channels (low dealer weights, etc.) a high weight is given to the comparatively low-priced light motor vehicle class. ?Regional factors High weight is given to the Kinki Region, where the loss ratio is comparatively high, and low weight is given to the Tohoku region, where the loss ratio is low. ? Price factors Due to the characteristics of the channels (low dealer weights, etc.) a high weight is given to the comparatively low-priced light motor vehicle class. ?Regional factors High weight is given to the Kinki Region, where the loss ratio is comparatively high, and low weight is given to the Tohoku region, where the loss ratio is low. ? Reduction in additional payment and claims in payments for long-term issues ? Optimizing of payment prices #¢1.2 pt. ? Effects from reduction in premiums per unit, other miscellaneous. ? Reduction in additional payment and claims in payments for long-term issues ? Optimizing of payment prices #¢1.2 pt. ? Effects from reduction in premiums per unit, other miscellaneous. 1.7 pt. #¢2.4 pt. improvement over 2007 SSttrruuccttuurraall ffaaccttoorrss Nissay Dowa General ins All rights reserved. 2007 2008 2009 objective Premiums rate revision -— — “PITATTO-KUN” weight “TOSHO WIDE” weight Organization and frontline arrangement FUREAI Factory servicing Additional payment — Claims in payments for long-term issues (Changes) * The target “PITATTO-KUN” weight for new contracts in the 2009 objective is 50%. Payment management Effects of special factors Products, underwriting +6.7 billion yen Avg. 2.6% UP 1.1 billion yen 20 million yen 22.0% 30.8% 40%* 70.5% 76.0% 80% 38,027 vehicles 43,255 vehicles 44,500 vehicles #› Personnel reinforcement (approx. 300 more than 2007) #› Increase of service centers #› Improvement of the training system #› Use of various accidents prevention services #› Measures to handle agents with high loss rates #› Strengthening environmental efforts through active use of recycled parts #› “SAFETY-CALL” activities +1.9 pt. #¢2.7 billion yen #¢1.1 billion yen

22 0 200 400 600 800 1,000 End of FY 2009 Strategic holdings Reserve accounts (primarily yen based bonds) Foreign currency bonds Yen based bonds, others Real estate Domestic/overseas stocks Short-term credit, etc. Loans Alternative investments Nissay Dowa General ins All rights reserved. Basic Investment Policy (billion yen) g g g g Income stability g Ensuring liquidity (cashability) in case of large-scale disaster g Improving investment transparency General accounts investment g g Further improving investment income (increasing net asset value) Reserve accounts g g g Control of interest rate fluctuation risk g Ensuring stable profit margins g g g Investment centered on domestic and overseas bonds (Investment in domestic and overseas stocks and alternative investments will be limited.) g For reasons of liquidity and transparency, avoid investment in securitized financial instruments and structured bonds (beginning from 2004). Efforts to improve returns from each asset class ggggFlexible currency allocation gCurrency diversification including natural resources countries’ currencies gFX hedge ratio adjustment (approx. 20 — 70%) ggActive investment in highly-rated bonds when undervalued FFoorreeiiggnn ccuurrrreennccyy bboonnddss YYeenn bbaasseedd bboonnddss gggIndex investment in domestic and foreign stocks gOpportunistic Investment in individual stocks Domestic and foreign stocks, alternative investments Strategic holdings ? For reserve accounts, we intend to carry out ALM investment centered on yen interest rate assets in order to manage interest rate fluctuation risk and ensuring long-term stable profit margins. ? For general account investments, we intend to invest mainly in domestic and foreign bonds, for reasons of stability in investment income and ensuring liquidity of investment assets. ? We intend to work to improve income from all assets while maintaining a close awareness of risks. g g Efforts to improve the income from each assets (described below) g g g Conduct investment from the perspective of overall income, including insurance income g Continue to reallocation of stocks. (market value base) g g ALM investments #EInvestment centered on yen interest rate assets #EDuration matching IInnvveessttmmeenntt ppeerrssppeeccttiivvee BBaassiicc iinnvveessttmmeenntt ppoolliiccyy AAsssseett aallllooccaattiioonn

23 Nissay Dowa General ins All rights reserved. Investment Strategy FY 2008 approach (ex. strategic holdings) ? Continued investment centered on domestic and overseas bonds (Investment in domestic/overseas stocks and alternative investments is limited.) ? In order to reduce FX risk, the asset allocation was changed and the interest ratio hedge rate was raised at the beginning of the year. #EForeign currency bonds: Reduced by approx. 97.0 billion yen #EYen based bonds: Increased by approx. 80.0 billion yen #EFX hedge ratio End of FY 2008: 47% ® End of FY 2009: 68% FY 2009 strategy (ex. strategic holdings) ? Market environments #EBeginning from the second half of the fiscal year, the effects from the financial stabilization programs implemented by a number of countries including the United States are expected to gradually become apparent. Forecasts expect stock markets in Japan and overseas to bottom out (and even rise slightly), while the exchange rates are expected to remain stable. #EHowever as a risk scenario, sufficient attention must be given to the possibility that the financial stabilization programs will prove ineffective and the financial markets will fall again. Additional information g No investments or loans related to sub-prime mortgages, monoline insurance companies, or credit derivatives. g Balance of securitized financial instruments is 3.4 billion yen. Risks related to the products are extremely limited. Assets backing such instruments are all domestic assets. The majority of such investments consist of loans to major Japanese companies (repackaged corporate bonds). ? In FY 2008, we maintained investment (ex. strategic holdings) centered on domestic and foreign bonds, while carrying out a shift from foreign currency bonds to yen based bonds, raising FX hedge ratio, and all-in-all adopting a more cautious posture. ? For FY 2009, while the stock market is expected to bottom out (and even rise to some extent) and the exchange rate to level off beginning from the second half of the year, sufficient attention must be given to the risk scenario in which the financial markets continue to fall still further. Therefore, our policy is to maintain the current conservative portfolio. [Asset allocation] (corporate accounts, billion yen) ? Investment strategy #EWe intend to maintain the current conservative portfolio. #ESpecifically, we intend to maintain investment (ex. strategic holdings) in domestic/foreign bonds. We intend to increase yen based bonds using additional capital and redemption of foreign bond. We intend to continue to make limited investment in domestic and foreign stocks and alternative investments. 0 2,000 H20.3––H21.3–– #{795‰‰~ ŠO#Â “àŠOŠ”#® ‘ã‘Ö“Š#‘ ’Z#‘ ŠO#Â ‘Ý •t ‰~#Â“™ #¢971‰‰~ 0 200 400 600 End of FY 2008 End of FY 2009 +79.5 billion yen Foreign currency bonds Yen based bonds, etc. Domestic/foreign stocks, alternative investments Short-term credit Foreign currency bonds Loans Yen based bonds, etc. #¢96.9 billion yen

24 Capital Positions and Shareholder Return Basic policy of capital allocation Provision for catastrophe loss reserve Stable dividend payment ? We aim to make provisions for reserves to ensure continued operation of insurance business in any environments. ? We aim to make investment for quality improvement and growth. ? We aim to maintain stable dividend payment. Trend of solvency margin ratio The reserve plan for fire insurance was achieved in 2006. We aim to maintain a stable reservation ratio for all business lines in total. The reserve plan for fire insurance was achieved in 2006. We aim to maintain a stable reservation ratio for all business lines in total. 2006 2007 2008 19.3 26.8 19.8 Reservation ratio 6.8% 9.6% 7.1% 1.4 1.7 2.0 Reservation ratio 0.5% 0.6% 0.7% 5.0 7.5 4.1 Reservation ratio 10.7% 17.3% 9.0% 38.5% 40.2% 40.8% Fire 92.8% 117.8% 119.4% Reserv e ratio Fire (billion yen) Balance (gross) (billion yen) Balance (net) (billion yen) We aim to maintain a solvency margin ratio that is at the top level in the industry. We aim to maintain a solvency margin ratio that is at the top level in the industry. FY 2006 FY 2007 FY 2008 1152.8% 1052.1% 855.1% Solvency margin ratio We aim to pay a dividend of 8 yen in FY 2009 as well. Our objective is to maintain a payout ratio of 40% or higher. We aim to pay a dividend of 8 yen in FY 2009 as well. Our objective is to maintain a payout ratio of 40% or higher. FY 2006 FY 2007 FY 2008 Dividend per share (Yen) 8 8 8 Dividend ratio (#“) 48.6 47.1 ? Nissay Dowa General ins All rights reserved. PPoolliiccyy ffoorr FFYY 22000099 PPoolilcicyy ffoorr FFYY 22000099 PPoolilcicyy ffoorr FFYY 22000099

25 ? Net premiums written, excluding CALI, is projected to increase by 1.4% in FY 2009. Key actions by business line are the following. Nissay Dowa General ins All rights reserved. FY 2009 Projections (net premiums written) Net premiums written Changes Changes Fire 47.0 6.5 48.2 2.4 Marine 5.4 ?1.3 4.6 #£14.9 Personal Accident 29.1 ?2.7 30.1 3.4 Voluntary Automobile 158.8 ?0.7 160.1 0.8 CALI 30.5 ?21.0 28.1 #£7.9 Miscellaneous 39.9 ?0.3 41.4 3.6 Total 310.9 ?2.3 312.5 0.5 Excluding CALI 280.4 0.3 284.4 1.4 #ibillion yen, #“#j FY 2008 FY 2009 Projection #EFire insurance #EMarine insurance #EVoluntary automobile insurance : With the growing need for companies to cut costs, we intend to deeply cultivate the Nissay market with risk consulting proposals. : A decrease in premiums is expected due to economic trends which have caused a slowdown in distribution. :We intend to increase new sales via the Nippon Life TS staff channel and professional agents, which we expect will be aided in part by the bottoming out of falling premiums per policy as a result of the premium rate revision carried out in June 2009.

FY 2009 Projections (claims paid and loss ratio)

NISSAY DOWA

Claims paid

(billion yen, %)	FY 2008	Changes	FY 2009 Projection	Changes
Fire	17.5	2.4	18.6	5.7
Marine	2.9	14.1	2.6	▲ 13.0
Personal Accident	15.3	▲ 7.1	15.6	1.5
Voluntary Automobile	104.7	▲ 3.9	101.0	▲ 3.6
CALI	27.7	▲ 0.9	27.8	0.1
Miscellaneous	23.3	9.1	22.7	▲ 2.7
Total	191.8	▲ 1.5	188.3	▲ 1.8
Excluding CALI	164.0	▲ 1.6	160.5	▲ 2.2

Loss ratio

(%, pt)	FY 2008	Changes pt	FY 2009 Projection	Changes pt
Fire	39.0	▲ 1.6	40.2	1.2
Marine	57.7	7.2	59.4	1.7
Personal Accident	58.2	▲ 2.1	56.9	▲ 1.3
Voluntary Automobile	73.2	▲ 1.7	70.1	▲ 3.1
CALI	99.9	20.4	108.4	8.5
Miscellaneous	60.6	5.1	57.0	▲ 3.6
Total	67.4	1.0	65.8	▲ 1.6
Excluding CALI	63.8	▲ 0.8	61.6	▲ 2.2

※Including loss adjustment expenses

- Excluding CALI, claims paid are projected to decrease by 2.2% from FY 2008 to 160.5 billion yen, due to an expected decline in the accident occurrence rate resulting from new underwriting measures for voluntary automobile insurance and other factors.
  Loss ratio, excluding CALI, is also projected to decrease by 2.2 pt.

Nissay Dowa General ins All rights reserved.

FY 2009 Projections (expense and expense ratio)

NISSAY DOWA

Operating expenses / expense ratio

(billion yen, %)	FY 2008			FY 2009 Projection		
		Changes	% for net premiums written		Changes	% for net premiums written
Operating and general administration expenses on underwriting	54.3	1.8	17.5	53.2	▵ 2.1	17.0
Agency Commissions and brokerage	53.3	0.1	17.1	53.6	0.7	17.2
Operating expenses, expense ratio	107.7	1.0	34.6	106.9	▵ 0.7	34.2
Excluding CALI	100.3	0.4	35.8	99.9	▵ 0.4	35.1

Personnel and non-personnel expenses

(billion yen, %)	FY 2008		FY 2009 Projection	
		Changes		Changes
Personnel expenses	36.0	6.8	36.5	1.5
Non-Personnel expenses	36.4	▵ 1.2	34.2	▵ 5.9

- We intend to continue strategic investment and reinforcement of personnel aimed at business quality improvements, and to take comprehensive steps to reduce operating expenses in all fields. Expense ratio, excluding CALI, is projected to improve by 0.7 pt. from FY 2008 to 35.1%.

Nissay Dowa General ins All rights reserved.

Summary of Key Financial Projections

Summary of Key Financial Projections (FY 2009)

			FY 2007 (Actual)	Changes	FY 2008 (Actual)	Changes	FY 2009 (Projection)	Changes
Sales	Direct premiums written	(billon yen %)	340.1	▲2.0	346.3	1.8	352.5	1.8
	Net premiums written	(billon yen %)	318.2	▲2.5	310.9	▲2.3	312.5	0.5
Business Efficiency	Loss ratio	(%、P)	66.4	4.4	67.4	1.0	65.8	△1.6
	Voluntary Automobile	(%、P)	74.9	5.7	73.2	△1.7	70.1	△3.1
	Expense ratio	(%、P)	33.5	1.2	34.6	1.1	34.2	△0.4
	Combined ratio	(%、P)	100.0	5.7	102.0	2.0	100.0	△2.0
Earnings and Capital	Underwriting profit	(billion yen)	▲13.1	▲3.7	▲8.7	4.4	0.0	8.7
	Net investment income	(billion yen)	30.1	7.3	▲3.4	▲33.5	15.2	18.6
	Ordinary profit	(billion yen)	12.4	2.8	▲16.8	▲29.3	11.0	27.8
	Net income	(billion yen)	6.4	0.1	▲6.7	▲13.1	4.5	11.2
	ROE(adjusted)	(%.P)	3.9	0.0	▲4.2	▲8.1	2.9	7.1
	Dividend ratio	(%)	47.1	--	--	--	67.5	--

- Due to improvements in loss ratio and expense ratio, the combined ratio is projected to improve by 2.0 pt. to 100.0%.

- Underwriting profit is expected to turn to the positive side as a result of factors including top line growth, more efficient operating expenses, optimization of underwriting and claim management, and decreased provisions for reserves.

- Although valuation losses on securities are expected to decrease significantly, interest and dividend income is also expected to decrease, so that net investment income of 15.2 billion yen is expected.
  This projection is based on an average Nikkei 225 of 8,500 yen and a dollar exchange rate of 95 yen to $1 as of the end of FY 2009.

- As a result of the above, we project ordinary profit of 11.0 billion yen, which is 27.8 billion yen higher than FY 2008, and net income of 4.5 billion yen, an increase of 11.2 billion yen.

Nissay Dowa General ins All rights reserved.

29 Nissay Dowa General ins All rights reserved. Mitsui Sumitomo Insurance Group Holdings, Inc. (“MSIGH”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination among Aioi Insurance Co., Ltd. (“AIOI”), Nissay Dowa General Insurance Company, Limited (“NDGI”) and MSIGH. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of AIOI prior to the shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about AIOI, NDGI, MSIGH, the proposed business combination and related matters. U.S. shareholders of AIOI are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Note Regarding Forward-looking Statements This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination and business alliance described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the postbusiness combination group’s) investments; (8) the parties being unable to reach a mutually satisfactory agreement on the detailed terms of the proposed business combination or otherwise unable to complete the transaction; and (9)difficulties in realizing the synergies and benefits of the post-business combination group.

30 A description about future potential results by the company is included in this document. However, these descriptions naturally contain constant risks and uncertainties as a result of environmental changes and therefore such future achievements can not be guaranteed by the management and company. #yContact#z Nissay Dowa General Insurance Co., Ltd. Corporate Communications Honda & Taniuchi TEL+813-5550-0227 FAX+813-5550-6273 E — mail: koho-ir@nissaydowa.co.jp Nissay Dowa General ins All rights reserved.